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                                  Exhibit 99(c)


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                     [COMMUNITY INDEPENDENT BANK, INC. LOGO]

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Community Independent Bank, Inc. ("CIB") has established a Stockholder Dividend
Reinvestment and Stock Purchase Plan (the "Plan") and appointed Bernville Bank, N.A. as Administrator for the Plan.

The Plan provides stockholders with a convenient and economical way to purchase additional shares of CIB's common stock by reinvesting cash dividends paid on their shares and making voluntary cash contributions. Participation is voluntary. Stockholders who do not choose to participate continue to receive cash dividends, as declared, in the usual manner.

Benefits of the Plan include:
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Cash dividends on your shares are reinvested automatically in additional shares of CIB's common stock.

There are no brokerage commissions of service charges on Shares purchased directly from CIB.

You may invest in additional shares by making voluntary cash contributions, subject to an individual minimum limit of $100 and maximum limit of $2,500 per quarter.

Your cash dividends are fully invested because the Plan provides for fractional shares to be credited to your account.

Periodic statements reflecting all current activity, including shares purchased and latest Plan account balance, will simplify your record keeping.

Shares purchased for your Plan account are held for safekeeping by the Bank.

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This communication does not constitute an offer to sell nor a solicitation of an offer to buy any securities.

A Description of the Plan may be obtained from Bernville Bank, N.A. - Shareholder Services, at (610) 916-2200. Please read it carefully before enrolling in the Plan.

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